SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

The New Home Company Inc.

(Name of Issuer)

Common Stock,

(Title of Class of Securities)

645370107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 645370107		13G

1.	Name of Reporting Persons TCN/TNHC LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,916,327*

	6.	Shared Voting Power 8,040,965**

	7.	Sole Dispositive Voting Power 1,916,327*

	8.	Shared Dispositive Voting Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row 9 9.3%***

12.	Type of Reporting Person PN

* Consists of shares of common stock, par value $0.01 per share (the “Common Stock”) of The New Home Company Inc., a Delaware corporation (the “Issuer”) held directly by TCN/TNHC LP, a Delaware limited partnership (“TCG LP”).

** Consists of the aggregate number of shares of Common Stock beneficially owned by TCG LP and the Separately Filing Group Members (as defined in this Schedule 13G), without duplication.  TCG LP has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock.  As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act.  TCG LP disclaims beneficial ownership of the shares held by the Separately Filing Group Members.

*** Based on (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, for a total of 20,549,798 shares of Common Stock outstanding.

CUSIP No. 645370107		13G

1.	Name of Reporting Persons TCN/TNHC GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,916,327*

	6.	Shared Voting Power 8,040,965**

	7.	Sole Dispositive Voting Power 1,916,327*

	8.	Shared Dispositive Voting Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row 9 9.3%***

12.	Type of Reporting Person OO

* Consists of shares of Common Stock of the Issuer held directly by TCG LP, whose general partner is TCN/TNHC GP LLC, a Delaware limited liability company (“TCG GP”).

** Consists of the aggregate number of shares of Common Stock beneficially owned by TCG GP and the Separately Filing Group Members (as defined in this Schedule 13G), without duplication.  TCG LP has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock.  As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act.  TCG GP disclaims beneficial ownership of the shares held by the Separately Filing Group Members.

*** Based on (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, for a total of 20,549,798 shares of Common Stock outstanding.

CUSIP No. 645370107		13G

1.	Name of Reporting Persons TRICON HOUSING PARTNERS US II EQUITY HOLDINGS LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,916,327*

	6.	Shared Voting Power 8,040,965**

	7.	Sole Dispositive Voting Power 1,916,327*

	8.	Shared Dispositive Voting Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row 9 9.3%***

12.	Type of Reporting Person PN

* Consists of shares of Common Stock of the Issuer held directly by TCG LP, whose general partner is TCG GP, whose sole member is Tricon Housing Partners US II Equity Holdings LP, a Delaware limited partnership (“Tricon II”).

** Consists of the aggregate number of shares of Common Stock beneficially owned by Tricon II and the Separately Filing Group Members (as defined in this Schedule 13G), without duplication.  TCG LP has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock.  As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act.  Tricon II disclaims beneficial ownership of the shares held by the Separately Filing Group Members.

*** Based on (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, for a total of 20,549,798 shares of Common Stock outstanding.

CUSIP No. 645370107		13G

1.	Name of Reporting Persons TRICON HOUSING PARTNERS US II GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,916,327*

	6.	Shared Voting Power 8,040,965**

	7.	Sole Dispositive Voting Power 1,916,327*

	8.	Shared Dispositive Voting Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row 9 9.3%***

12.	Type of Reporting Person OO

* Consists of shares of Common Stock of the Issuer held directly by TCG LP, whose general partner is TCG GP, whose sole member is Tricon II, whose general partner is Tricon Housing Partners US II GP LLC, a Delaware limited liability company (Tricon II GP”).

** Consists of the aggregate number of shares of Common Stock beneficially owned by Tricon II GP and the Separately Filing Group Members (as defined in this Schedule 13G), without duplication.  TCG LP has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock.  As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act.  Tricon II GP disclaims beneficial ownership of the shares held by the Separately Filing Group Members.

*** Based on (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, for a total of 20,549,798 shares of Common Stock outstanding.

CUSIP No. 645370107		13G

1.	Name of Reporting Persons TRICON USA INC.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,916,327*

	6.	Shared Voting Power 8,040,965**

	7.	Sole Dispositive Voting Power 1,916,327*

	8.	Shared Dispositive Voting Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row 9 9.3%***

12.	Type of Reporting Person CO

* Consists of shares of Common Stock of the Issuer held directly by TCG LP, whose general partner is TCG GP, whose sole member is Tricon II, whose general partner is Tricon II GP, whose sole member is Tricon USA Inc., a Delaware corporation (“Tricon USA”).

** Consists of the aggregate number of shares of Common Stock beneficially owned by Tricon USA and the Separately Filing Group Members (as defined in this Schedule 13G), without duplication.  TCG LP has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock.  As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act.  Tricon USA disclaims beneficial ownership of the shares held by the Separately Filing Group Members.

*** Based on (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, for a total of 20,549,798 shares of Common Stock outstanding.

CUSIP No. 645370107		13G

1.	Name of Reporting Persons TRICON HOLDINGS USA LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,916,327*

	6.	Shared Voting Power 8,040,965**

	7.	Sole Dispositive Voting Power 1,916,327*

	8.	Shared Dispositive Voting Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row 9 9.3%***

12.	Type of Reporting Person OO

* Consists of shares of Common Stock of the Issuer held directly by TCG LP, whose general partner is TCG GP, whose sole member is Tricon II, whose general partner is Tricon II GP, whose sole member is Tricon USA, whose sole shareholder is Tricon Holdings USA LLC, a Delaware limited liability company (“Tricon Holdings”).

** Consists of the aggregate number of shares of Common Stock beneficially owned by Tricon Holdings and the Separately Filing Group Members (as defined in this Schedule 13G), without duplication.  TCG LP has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock.  As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act.  Tricon Holdings disclaims beneficial ownership of the shares held by the Separately Filing Group Members.

*** Based on (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, for a total of 20,549,798 shares of Common Stock outstanding.

CUSIP No. 645370107		13G

1.	Name of Reporting Persons TRICON US TOPCO LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,916,327*

	6.	Shared Voting Power 8,040,965**

	7.	Sole Dispositive Voting Power 1,916,327*

	8.	Shared Dispositive Voting Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row 9 9.3%***

12.	Type of Reporting Person OO

* Consists of shares of Common Stock of the Issuer held directly by TCG LP, whose general partner is TCG GP, whose sole member is Tricon II, whose general partner is Tricon II GP, whose sole member is Tricon USA, whose sole shareholder is Tricon Holdings, whose sole member is Tricon US Topco LLC, a Delaware limited liability company (“Tricon US Topco”).

** Consists of the aggregate number of shares of Common Stock beneficially owned by Tricon US Topco and the Separately Filing Group Members (as defined in this Schedule 13G), without duplication.  TCG LP has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock.  As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act.  Tricon US Topco disclaims beneficial ownership of the shares held by the Separately Filing Group Members.

*** Based on (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, for a total of 20,549,798 shares of Common Stock outstanding.

CUSIP No. 645370107		13G

1.	Name of Reporting Persons TRICON HOLDINGS CANADA INC.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,916,327*

	6.	Shared Voting Power 8,040,965**

	7.	Sole Dispositive Voting Power 1,916,327*

	8.	Shared Dispositive Voting Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row 9 9.3%***

12.	Type of Reporting Person CO

* Consists of shares of Common Stock of the Issuer held directly by TCG LP, whose general partner is TCG GP, whose sole member is Tricon II, whose general partner is Tricon II GP, whose sole member is Tricon USA, whose sole shareholder is Tricon Holdings, whose sole member is Tricon US Topco, whose sole member is Tricon Holdings Canada Inc., an Ontario corporation (“Tricon Canada”).

** Consists of the aggregate number of shares of Common Stock beneficially owned by Tricon Canada and the Separately Filing Group Members (as defined in this Schedule 13G), without duplication.  TCG LP has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock.  As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act.  Tricon Canada disclaims beneficial ownership of the shares held by the Separately Filing Group Members.

*** Based on (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, for a total of 20,549,798 shares of Common Stock outstanding.

CUSIP No. 645370107		13G

1.	Name of Reporting Persons TRICON CAPITAL GROUP INC.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,916,327*

	6.	Shared Voting Power 8,040,965**

	7.	Sole Dispositive Voting Power 1,916,327*

	8.	Shared Dispositive Voting Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,327

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row 9 9.3%***

12.	Type of Reporting Person CO

* Consists of shares of Common Stock of the Issuer held directly by TCG LP, whose general partner is TCG GP, whose sole member is Tricon II, whose general partner is Tricon II GP, whose sole member is Tricon USA, whose sole shareholder is Tricon Holdings, whose sole member is Tricon US Topco, whose sole member is Tricon Canada, whose sole shareholder is Tricon Capital Group Inc., an Ontario corporation (“Tricon”).

** Consists of the aggregate number of shares of Common Stock beneficially owned by Tricon and the Separately Filing Group Members (as defined in this Schedule 13G), without duplication.  TCG LP has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock.  As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act.  Tricon disclaims beneficial ownership of the shares held by the Separately Filing Group Members.

*** Based on (i) 16,516,546 shares of Common Stock issued and outstanding as of November 4, 2015, as reported by Issuer in its most recent Form 10-Q filed November 5, 2015, plus (ii) an aggregate 4,025,000 shares of Common Stock issued in connection with the Company’s public follow-on offering on December 9, 2015, including full exercise of the overallotment option by the underwriters, plus (iii) 6,668 restricted stock units that vested following the date of the Issuer’s most recent Form 10-Q, plus (iv) 1,584 stock options that were exercised following the date of the Issuer’s most recent Form 10-Q, for a total of 20,549,798 shares of Common Stock outstanding.

CUSIP No. 645370107	13G

Item 1(a).	Name of Issuer: The New Home Company Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 85 Enterprise, Suite 450, Aliso Viejo, California 92656

Item 2(a).

Name of Person Filing:
This Schedule 13G is being filed by each of the following persons (each a “Reporting Person and collectively, the “Reporting Persons): (i) TCN/TNHC LP, (ii) TCN/TNHC GP LLC, (iii) Tricon Housing Partners US II Equity Holdings LP, (iv) Tricon Housing Partners US II GP LLC, (v) Tricon USA Inc., (vi) Tricon Holdings USA LLC, (vii) Tricon US Topco LLC, (viii) Tricon Holdings Canada Inc., and (ix) Tricon Capital Group Inc.

Item 2(b).

Address of Principal Business Office, or if none, Residence:
TCN/TNHC LP

c/o Tricon Capital Group Inc.

1067 Yonge Street

Toronto, Ontario A6 M4W 2L2

TCN/TNHC GP LLC

c/o Tricon Capital Group Inc.

1067 Yonge Street

Toronto, Ontario A6 M4W 2L2

Tricon Housing Partners US II Equity Holdings LP

c/o Tricon Capital Group Inc.

1067 Yonge Street

Toronto, Ontario A6 M4W 2L2

Tricon Housing Partners US II GP LLC

c/o Tricon Capital Group Inc.

1067 Yonge Street

Toronto, Ontario A6 M4W 2L2

Tricon USA Inc.

c/o Tricon Capital Group Inc.

1067 Yonge Street

Toronto, Ontario A6 M4W 2L2

Tricon Holdings USA LLC

c/o Tricon Capital Group Inc.

1067 Yonge Street

Toronto, Ontario A6 M4W 2L2

Tricon US Topco LLC

c/o Tricon Capital Group Inc.

1067 Yonge Street

Toronto, Ontario A6 M4W 2L2

CUSIP No. 645370107	13G

Tricon Holdings Canada Inc. c/o Tricon Capital Group Inc. 1067 Yonge Street Toronto, Ontario A6 M4W 2L2 Tricon Capital Group Inc. 1067 Yonge Street Toronto, Ontario A6 M4W 2L2
Item 2(c).

Citizenship:
TCN/TNHC LP is organized under the laws of the State of Delaware.

TCN/TNHC GP LLC is organized under the laws of the State of Delaware.

Tricon Housing Partners US II Equity Holdings LP is organized under the laws of the State of Delaware.

Tricon Housing Partners US II GP LLC is organized under the laws of the State of Delaware.

Tricon USA Inc. is organized under the laws of the State of Delaware.

Tricon Holdings USA LLC is organized under the laws of the State of Delaware.

Tricon US Topco LLC is organized under the laws of the State of Delaware.

Tricon Holdings Canada Inc. is organized under the laws of the Province of Ontario.

Tricon Capital Group Inc. is organized under the laws of the Province of Ontario.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)
Item 2(e).	CUSIP Number: 645370107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 645370107	13G

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is made to Items 5-9 and 11 and the footnotes thereto on pages 2-10 of this Schedule 13G, which are incorporated by reference herein.  The number of shares of Common Stock beneficially owned by the Separately Filing Group Members (as defined in this Schedule 13G) is based solely on the information contained in the statements filed by the Separately Filing Group Members pursuant to Section 13(d) of the Act and the rules promulgated thereunder.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to § 240.13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Exhibit B attached to this Schedule 13G (the “Separately Filing Group Members”).  It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed or are filing separate statements pursuant to Section 13(d) of the Act and the rules promulgated thereunder.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

Not Applicable.

CUSIP No. 645370107	13G

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016

TCN/TNHC LP

By:	TCN/TNHC GP LLC, its General Partner

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TCN/TNHC GP LLC

By:	Tricon Housing Partners US II Equity Holdings LP, its sole Member
By:	Tricon Housing Partners US II GP LLC, its General Partner

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON HOUSING PARTNERS US II EQUITY HOLDINGS LP

By:	Tricon Housing Partners US II GP LLC, its General
Partner
By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON HOUSING PARTNERS US II GP LLC

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON USA INC.

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

CUSIP No. 645370107	13G

TRICON HOLDINGS USA LLC

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON US TOPCO LLC

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON HOLDINGS CANADA INC.

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON CAPITAL GROUP INC.

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

Exhibit List

Exhibit A.          Joint Filing Agreement.

Exhibit B.          Separately Filing Group Members.

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of The New Home Company Inc., a Delaware corporation, and that this Joint Filing Agreement may be included as an exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 12, 2016.

TCN/TNHC LP

By:	TCN/TNHC GP LLC, its General Partner

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TCN/TNHC GP LLC

By:	Tricon Housing Partners US II Equity Holdings LP, its sole Member
By:	Tricon Housing Partners US II GP LLC, its General Partner

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON HOUSING PARTNERS US II EQUITY HOLDINGS LP

By:	Tricon Housing Partners US II GP LLC, its General
Partner
By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON HOUSING PARTNERS US II GP LLC

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON USA INC.

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON HOLDINGS USA LLC

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON US TOPCO LLC

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON HOLDINGS CANADA INC.

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

TRICON CAPITAL GROUP INC.

By:	/s/ David Veneziano
Name: David Veneziano
Title: Vice President, General Counsel and Secretary

Exhibit B

Separately Filing Group Members

WATT/TNHC LLC, a California limited liability company.

IHP Capital Partners VI, LLC, a Delaware limited liability company.

H. Lawrence Webb.

Wayne J. Stelmar.

Joseph D. Davis.

Thomas Redwitz.